FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Postal Ballot Notice sent to equity shareholders
2.	Postal Ballot Form sent to equity shareholders
3.	Legend attached to the Notice sent to ADS holders

OTHER NEWS

Subject- Approval of Members through Postal Ballot

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

In terms of the requirements of the Indian listing regulations, we have sent to the Indian stock exchanges the Postal Ballot notice and Postal Ballot Form being sent to the equity shareholders of the Bank to seek their approval for passing the following Resolutions by way of Postal Ballot:

1.	Ordinary Resolution for appointment of Mr. M. K. Sharma as an Independent Director.

2.	Ordinary Resolution for appointment of Mr. M. K. Sharma as a Non-Executive (part-time) Chairman for a period of three years effective July 1, 2015.

3.	Ordinary Resolution for appointment of Ms. Vishakha Mulye as a Director.

4.	Ordinary Resolution for appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) for a period of five years effective January 19, 2016.

5.	Special Resolution for amendment to Employees Stock Option Scheme.

We are enclosing for your information and records a copy of the postal ballot notice and postal ballot form being sent to equity shareholders of the Bank and as sent to the Indian stock exchanges. We would like to add that the postal ballot notice is being sent to the American Depository Shares (ADS) holders as well for informational purpose alongwith an additional legend to the effect that the notice is being provided to the ADS holders for informational purposes only. A copy of the legend is enclosed.

The Postal Ballot Form and Postal Ballot Notice is uploaded on the website of the Bank www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 1

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone: 0265-3263701

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531230

 Website: www.icicibank.com, E-mail: investor@icicibank.com

POSTAL BALLOT NOTICE

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 of the Companies Act, 2013 (“the Act”) read with Companies (Management & Administration) Rules, 2014, as amended, that the resolutions appended below are proposed to be passed by the Members through postal ballot/electronic voting (e-voting). Members desiring to opt for e-voting as per facilities arranged by ICICI Bank Limited (“the Bank”) are requested to read the instructions in the Notes under the section “Voting through electronic means”.

The Board of Directors of the Bank have appointed Mr. Alwyn D’souza of Alwyn D’souza & Co., Company Secretaries as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner. Members desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed on the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne and paid by the Bank. Postal Ballot Form(s), if sent by courier or by registered post/speed post at the expense of the Member(s) will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given thereon. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 5:00 p.m. IST on Friday, April 22, 2016 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member.

The Scrutinizer will submit his report to the Chairman or any other Director of the Bank after the completion of the scrutiny of the Postal Ballots (including e-voting). The result of Postal Ballot shall be declared on Monday, April 25, 2016 on or before 5:00 p.m. IST and be displayed at the Registered Office as well as the Corporate Office of the Bank, communicated to the Stock Exchanges and would also be uploaded on the Bank’s website at www.icicibank.com and on the website of National Securities Depository Limited (NSDL) at www.nsdl.co.in.

Item No. 1 – Appointment of Mr. M. K. Sharma as an Independent Director

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT Mr. M. K. Sharma, (DIN: 00327684) in respect of whom the Bank has received a notice in writing under Section 160 of the Companies Act, 2013 (“the Act”) along with deposit of Rs. 100,000 from a Member proposing his candidature for the office of Director and whose appointment as a Director has been previously approved by Reserve Bank of India, be and is hereby appointed as a Director of the Bank not liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Section 149, 152 and other applicable provisions, if any of the Act and rules made thereunder, the appointment of Mr. Sharma as an Independent Director of the Bank, not liable to retire by rotation, be and is hereby approved for a term of three consecutive years from July 1, 2015 to June 30, 2018.

Item No. 2 – Appointment of Mr. M. K. Sharma as Non-Executive (part-time) Chairman

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the Companies Act, 2013 (“the Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any modification(s) or re-enactment(s) thereof), and pursuant to the approval already granted by Reserve Bank of India (RBI), the appointment of Mr. M. K. Sharma as an Independent Non-Executive (part-time) Chairman of the Bank effective July 1, 2015 to June 30, 2018 on the following terms and conditions be and is hereby approved:

(i)	a remuneration in the range of Rs. 3,000,000 - Rs. 5,000,000 per annum during his tenure with the remuneration for each year to be determined by the Board within the limit of the overall annual remuneration, with the annual remuneration being Rs. 3,000,000 per annum for the first year of his term, which amount has been approved by RBI.

(ii)	Mr. Sharma also be entitled to payment of sitting fees, maintenance of a Chairman’s office at the Bank’s expense, free use of Bank’s car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Item No. 3 – Appointment of Ms. Vishakha Mulye as a Director

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT Ms. Vishakha Mulye, (DIN: 00203578) in respect of whom the Bank has received notice in writing under Section 160 of the Companies Act, 2013 along with deposit of Rs. 100,000 from a Member proposing her candidature for the office of Director be and is hereby appointed as a Director of the Bank, liable to retire by rotation.

Item No. 4 - Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director)

To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 (“the Act”) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof), the appointment of Ms. Vishakha Mulye (DIN: 00203578) as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective January 19, 2016 to January 18, 2021 on the following terms and conditions be and is hereby approved:

Salary:

In the range of Rs. 950,000 to Rs. 1,700,000 per month.

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the whole time directors are also eligible for housing loans subject to approval of Reserve Bank of India (RBI).

Supplementary Allowance:

In the range of Rs. 675,000 to Rs. 1,225,000 per month.

Bonus:

An amount up to the maximum limit permitted under RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or a Committee thereof be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Mulye and her designation during her tenure as a Wholetime Director of the Bank within the terms mentioned above, subject to the approval of RBI from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year, the remuneration payable to Ms. Mulye shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Item No. 5 – Amendment to the Employees Stock Option Scheme

To consider and, if thought fit, to pass, the following Resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and ICICI Bank Employees Stock Option Scheme 2000 (Scheme) as amended from time to time and subject to such other approvals as may be required, approval of the Members be and is hereby accorded to amend the definition of Exercise

Period in the Scheme from “Exercise Period means the period commencing from the date of vesting of Options and ending on the later of (i) the tenth anniversary of the date of grant of Options or (ii) the fifth anniversary of the date of vesting of Options” to “Exercise Period means the period commencing from the date of vesting of Options and ending on the tenth anniversary of the date of vesting of Options”.

RESOLVED FURTHER THAT the above definition of Exercise Period be made applicable to all unexpired grants as on date of approval of the said resolution and the same would also cover individuals not in the services of the Bank but who have retired and continue to be covered by the Scheme including employees of subsidiaries and any other grantees who continue to be covered by the Scheme.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution the Board or Board Governance, Remuneration & Nomination Committee of the Board be and is hereby authorised on behalf of the Bank to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose and with power on behalf of the Bank to settle all questions, difficulties or doubts that may arise in regard to implementation of the resolution including but not limited to determination of eligibility or otherwise of employees of the Bank or subsidiaries or any other grantees who continue to be covered by the Scheme to the benefits extended under the Scheme.

NOTES:

1.	The relevant Explanatory Statement pursuant to the provisions of Section 102(1) of the Companies Act, 2013 in respect of the aforesaid items set out in the Notice is annexed hereto.

2.	The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members/List of Beneficial Owners as received from NSDL and Central Depository Services (India) Limited (CDSL) as on March 11, 2016. The Postal Ballot Notice is being sent to Members in electronic form to the e-mail IDs registered with their Depository Participant (in case of electronic shareholding)/the Bank’s Registrar and Transfer Agents (RTA) (in case of physical shareholding). In case of Members whose e-mail ID is not registered, physical copy of Postal Ballot Notice and Form is being sent by permitted mode alongwith a postage pre-paid self-addressed Business Reply Envelope (BRE).

3.	The Members whose name appears on the Register of Members/List of Beneficial Owners as on March 11, 2016 will be considered for the purpose of voting.

4.	Resolutions passed by the Members through Postal Ballot are deemed to have been passed as if the same have been passed at a General Meeting of the Members.

5.	The Members can opt for only one mode of voting, i.e., either by physical ballot form or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot form will be treated as invalid.

6.	In case a Member is desirous of obtaining a duplicate copy of a Postal Ballot Form, he/she may send an e-mail to investor@icicibank.com. The RTA/Bank shall forward the same along with postage pre-paid self-addressed BRE to the Member.

7.	Voting through electronic means:

In compliance with Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Section 108, 110 and other applicable provisions of the Companies Act, 2013 read with the related rules, the Bank is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Bank has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

a.	The instructions for e-voting are as under:

               i.        Members whose e-mail IDs are registered with the RTA/Depository Participant(s) will receive an e-mail from NSDL informing the User-ID and Password/PIN.

1.	Open e-mail and open PDF file viz; “ICICI Bank e-voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

2.	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com.

3.	Click on Shareholder – Login.

4.	Enter the user ID and password/PIN as initial password noted in step (1) above. Click Login.

5.	Password change menu appears. Change the password/PIN with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

6.	Home page of e-voting opens. Click on e-voting: Active Voting Cycles.

7.	Select “EVEN” (E-Voting Event Number) of ICICI Bank Limited.

8.	Now you are ready for e-voting as Cast Vote page opens.

9.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

10.	Upon confirmation, the message “Vote cast successfully” will be displayed.

11.	Once you have voted on the resolution, you will not be allowed to modify your vote.

12.	Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer through e-mail to scrutinizericicibank@gmail.com or evoting@icicibank.com with a copy marked to evoting@nsdl.co.in.

             ii.        For Members whose e-mail IDs are not registered with the RTA/Depository Participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:

a.	Initial password is provided as below/at the bottom of the Postal Ballot Form:

EVEN (E-Voting Event Number)	USER ID	PASSWORD/PIN

b.	Please follow all steps from Sr. No. 1 to Sr. No. 12 of (i) above, to cast vote.

b.	In case of any queries/grievances, you may refer the Frequently Asked Questions (FAQs) for Members and e-voting user manual for Members available at the downloads section of www.evoting.nsdl.com or may contact on the NSDL toll free no. 1800 222 990.

c.	Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

d.	If you are already registered with NSDL for e-voting then you can use your existing user ID and password/PIN for casting your vote.

e.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

f.	The e-voting period commences on Thursday, March 24, 2016 (9:00 a.m. IST) and ends on Friday, April 22, 2016 (5:00 p.m. IST). During this period Members of the Bank, holding shares either in physical form or in dematerialised form, as on the relevant date (record date) of March 11, 2016 may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

g.	The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Bank as on the relevant date (record date) of March 11, 2016 subject to the provisions of the Banking Regulation Act, 1949.

8.	All the material documents referred to in the Notice will be made available for inspection by the Members at the registered office of the Bank during working hours on any working day upto April 22, 2016.

For and behalf of the Board of Directors

P. Sanker

Senior General Manager (Legal) &

Company Secretary

Mumbai, March 10, 2016

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 1 and 2

The Board at its Meeting held on June 9, 2015 and subject to the approval of Members and Reserve Bank of India (RBI) and based on the declaration of independence submitted by Mr. M. K. Sharma, appointed Mr. Sharma as an Additional Director, Independent Director and Non-Executive (part-time) Chairman of the Board effective from July 1, 2015 or the date of receipt of approval from RBI, whichever is later on the following terms and conditions:

(i)	a remuneration in the range of Rs. 3,000,000 - Rs. 5,000,000 per annum during his tenure with the remuneration for each year to be determined by the Board within the limit of the overall annual remuneration, with the annual remuneration being Rs. 3,000,000 per annum for the first year of his term.

(ii)	Payment of sitting fees, maintenance of a Chairman’s office at the Bank’s expense, free use of Bank’s car for official purposes, bearing of expenses by the Bank for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing of travel/halting/other expenses & allowances by the Bank for attending to his duties as Chairman of the Bank.

Pursuant to an application made by the Bank, RBI vide its letter dated June 30, 2015 approved the appointment of Mr. Sharma as Non-Executive (part-time) Chairman for three years effective July 1, 2015 upto June 30, 2018 at a remuneration of Rs. 3,000,000 per annum as well as other terms as mentioned in (ii) above.

In terms of Section 160 of the Companies Act, 2013 (“the Act”), the Bank has received a notice from a Member along with requisite deposit of Rs. 100,000 signifying intention to propose Mr. Sharma as a candidate for the office of Director of the Bank.

In the opinion of the Board, Mr. Sharma fulfills the conditions specified in the Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) for appointment as an Independent Director of the Bank. In the opinion of the Board, Mr. Sharma is a person of integrity and has the necessary knowledge, experience and expertise for being appointed as an Independent Director. The required details in terms of Regulation 36(3) of the Listing Regulations is provided herein after.

Your Directors recommend the resolutions at Item Nos. 1 and 2 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives, other than Mr. Sharma, are concerned/interested, financially or otherwise, in the passing of these resolutions.

The copy of the approval granted by RBI and the terms and conditions relating to the appointment and remuneration of Mr. Sharma as an Independent Director and Non–Executive (part-time) Chairman of the Bank, would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto April 22, 2016.

Item Nos. 3 and 4

The Board at its Meeting held on November 16, 2015 subject to approval of Reserve Bank of India (RBI) appointed Ms. Vishakha Mulye as an Additional Director, designated as Executive Director of the Bank for a period of five years effective from the date of approval by RBI. RBI vide its letter dated January 15, 2016 approved her appointment as Executive Director for a period of three years effective from the date of her taking charge as Executive Director. The Board recorded the date of Ms. Mulye taking charge as Executive Director as January 19, 2016.

In terms of Section 160 of the Companies Act, 2013 (“the Act”), the Bank has received a notice from a Member along with requisite deposit of Rs. 100,000 signifying intention to propose Ms. Mulye as a candidate for the office of Director of the Bank. Pursuant to the approval granted by the Board at its Meeting held on November 16, 2015 Ms. Mulye’s appointment is proposed for a period of five years effective January 19, 2016 to January 18, 2021 on the terms as mentioned in the resolution. RBI has initially approved the appointment of Ms. Vishakha Mulye for a period of three years effective January 19, 2016 on expiry of which the Bank would seek approval of RBI for the remaining period of two years. The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 is provided herein after.

Your Directors recommend the resolutions at Item Nos. 3 and 4 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives, other than Ms. Mulye, are concerned/interested, financially or otherwise, in the passing of these resolutions.

The copy of the approval granted by RBI and the terms and conditions relating to the appointment and remuneration of Ms. Mulye as a Wholetime Director (designated as Executive Director), would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto April 22, 2016.

Item No. 5

With a view to attract talent, enhance employee motivation and retention and in order to enable the employees to participate in the long term growth and financial success of the Bank, the ‘Employees Stock Option Scheme – 2000’ (Scheme) was framed by the Board to grant stock options to employees in accordance with the then applicable guidelines namely, SEBI (Employee Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999. The said scheme was duly approved by the Members at their Meetings held on February 21, 2000 and September 20, 2004.

The present governing guidelines for the Scheme are the SEBI (Share Based Employee Benefits) Regulations, 2014 (hereinafter referred to as the Regulations). The 1999 guidelines as well as the Regulations define Exercise Period as the time period after vesting within which an employee should exercise his right to apply for shares against the vested options in terms of the Scheme covered under the Regulations. The Bank’s Scheme defines Exercise Period as the period commencing from the date of vesting of Options and ending on the later of (i) the tenth anniversary of the date of grant of Options or (ii) the fifth anniversary of the date of vesting of Options. The Board at its Meeting held on March 9, 2016 amended the definition of Exercise Period in the Scheme as “Exercise Period means the period commencing from the date of vesting of Options and ending on the tenth anniversary of the date of vesting of Options”.

The change in definition of Exercise Period by linking it to the vesting date alone rather than the grant date and providing a ten year tenure for exercise from the vesting date is recommended to be made applicable to all unexpired grants as on date of the approval of the resolution by the Members. The total options available for exercise as on date stand at around 91.06 million representing less than 2% of the paid-up equity capital of the Bank. The said change is not prejudicial to the interest of the employees and would lead to employee contributing to the long-term value creation of the Bank and also align employee interest with the long-term objectives of the Bank. This beneficial change would provide greater flexibility to employees with unexpired vested options to exercise the same at an appropriate time of their choice and avoid a situation arising out of market volatility which would result in reduced attractiveness of the Scheme.

As per the SEBI Regulations, any variation to the terms of the Scheme requires the approval of shareholders by way of a special resolution. There are no other changes to the existing terms of the Scheme.

None of the Directors or Key Managerial Personnel of the Bank including their relatives are, in any way, concerned or interested, financially or otherwise, in the proposed resolution except to the extent of grant of stock options to them, if any, under the said Scheme.

A copy of the draft amended Scheme would be available for inspection at the Registered Office of the Bank on all working days from 11:00 a.m. IST to 1:00 p.m. IST upto April 22, 2016.

For and on behalf of the Board of Directors

P. Sanker

Senior General Manager (Legal) &

Company Secretary

Mumbai, March 10, 2016

Information required to be furnished pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

1.	Mr. M. K. Sharma

(a)	A brief resume of the Director:

Mr. M. K. Sharma holds Bachelors Degree in Arts and Bachelor of Law Degree from Canning College University of Lucknow. Mr. Sharma has also completed Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute. Mr. Sharma has great expertise in legal & corporate governance matters and diverse experience across several companies. He was a Director of ICICI Bank between 2003 to 2011.

Mr. Sharma is highly regarded in the Indian corporate sector and has been a member of the boards of a number of leading companies. He served as Vice Chairman of Hindustan Unilever from April 2000 to May 2007. As Vice Chairman of Hindustan Unilever, he had responsibility for human resources, legal, secretarial, corporate affairs, corporate communications and new ventures among other areas. He had been a member of Government committees relating to corporate law and corporate governance. He was on the Board of several companies, both listed and unlisted, including Thomas Cook (India) Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited and is currently on the Board of Asian Paints Limited, Wipro Limited, Blue Star Limited and United Spirits Limited.

(b)	Nature of his expertise in specific functional areas:

Mr. Sharma has necessary expertise in general management, legal & corporate governance matters and diverse experience being on the board of several companies.

(c)	Disclosure of relationships between directors inter-se:

Mr. Sharma is not related to any of the Directors of the Bank.

(d)	Details of directorships and the memberships of committees of the Board:

Directorships	Memberships of Committees

Listed Companies

United Spirits Limited – Non-Executive Chairman

Blue Star Limited

Asian Paints Limited

Wipro Limited

Unlisted Companies

Atria Convergence Technologies Private Limited

Gwalior Webbing Company Private Limited

East India Investment Company Private Limited

Section 8 Companies

Indian School of Business-Member – Executive Board

The Anglo Scottish Education Society Limited- Director Governor

ICICI Bank Limited

Risk Committee – Chairman

Board Governance, Remuneration & Nomination Committee

United Spirits Limited

Audit Committee - Chairman

Blue Star Limited

Audit Committee

Wipro Limited

Audit Committee

Administrative and Shareholders’ Grievance Committee - Chairman

Asian Paints Limited

Audit Committee

Nomination & Remuneration Committee

Risk Management Committee - Chairman

(e)	Shareholding:

Mr. Sharma holds 50,000 equity shares aggregating to 0.001% of the total equity share capital of the Bank as on March 4, 2016.

2.	Ms. Vishakha Mulye

(a)	A brief resume of the Director:

Ms. Vishakha Mulye, is a qualified Chartered Accountant. She is presently the Head of Wholesale Banking Group. She joined the ICICI Group in 1993 and has vast experience in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance. Ms. Mulye was the Group Chief Financial Officer of ICICI Bank. She was elevated to the Board of ICICI Lombard General Insurance Company in 2007. In 2009, she assumed leadership of ICICI Venture Funds Management Company as its Managing Director & CEO.

(b)	Nature of her expertise in specific functional areas:

Ms. Mulye has vast experience in structured finance, corporate & project finance, management of special assets, strategy, treasury & markets and proprietary equity investing and management of long-term equity investments.

(c)	Disclosure of relationships between directors inter-se:

Ms. Mulye is not related to any of the Directors of the Bank.

(d)	Names of the entities in which Ms. Mulye also holds the directorships and the memberships of committees of the Board:

Ms. Mulye holds the position of a Director on the Board of two companies, namely, ICICI Securities Limited and ICICI Securities Primary Dealership Limited.

For and on behalf of the Board of Directors

P. Sanker

Senior General Manager (Legal) &

Company Secretary

Mumbai, March 10, 2016

Item 2

ICICI Bank Limited

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone: 0265-3263701

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Phone: 022-26538900, Fax: 022-26531230

CIN: L65190GJ1994PLC021012, Website: www.icicibank.com, Email: investor@icicibank.com

Sr. No.

POSTAL BALLOT FORM

1.	Name(s) of the Member(s)	:
[including joint-holder(s), if any]

2.	Registered Address of the	:
sole/first named Member

3.	Folio No./DP ID*/Client ID*	:
(*applicable only to Members holding Shares in dematerialised form)

4.	Number of Equity Share(s) held	:

5.	I/We hereby exercise my/our vote(s) in respect of the following Resolution(s) to be passed through Postal Ballot for the special business stated in the Postal Ballot Notice dated March 10, 2016 of ICICI Bank Limited (“the Bank”), by conveying my/our assent or dissent to the said Resolution(s) by placing the tick (Ö) mark at the appropriate box below:

Sr.No.	Details of Resolution	No. of Equity Shares	I/We assent to the Resolution (FOR)	I/We dissent to the Resolution (AGAINST)
Ordinary Resolutions:
1.	Appointment of Mr. M. K. Sharma as an Independent Director
2.	Appointment of Mr. M. K. Sharma as a Non-Executive (part-time) Chairman
3.	Appointment of Ms. Vishakha Mulye as a Director
4.	Appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director)
Special Resolution:
5.	Amendment to Employees Stock Option Scheme

Place:

Date:

# E-mail address:

Tel. No.:	Signature of the Member

# To be provided by the Members holding Equity Shares in physical form. Members holding shares in electronic form who have not registered their email ID with the depository participant (DP) may please update their email IDs/contact number with their DP.

…………………………………………………………………………………………...........................................................................

ELECTRONIC VOTING PARTICULARS

EVEN (E-Voting Event Number)	USER ID	PASSWORD/PIN

Note : Please read the instructions given overleaf carefully before exercising your vote.

Instructions for filling Postal Ballot Form:

i.	A Member desirous of exercising his/her vote by Postal Ballot should complete and sign this Postal Ballot Form and send it to the Scrutinizer, Mr. Alwyn D’Souza of Alwyn D’Souza & Co., Company Secretaries at 3i Infotech Limited, Tower No. 5, 3rd floor, International Infotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, India in the attached postage pre-paid self-addressed Business Reply Envelope (BRE). Postage charges will be borne and paid by the Bank. Postal Ballot Form(s), if deposited in person or sent by courier or registered/speed post at the expense of the Member will also be accepted.

ii.	The consent must be accorded by recording the assent in the column ‘FOR’ or dissent in the column ‘AGAINST’ by placing a tick mark (√) in the appropriate box in the Postal Ballot Form. The assent or dissent received in any other physical form shall be considered invalid.

iii.	This Form should be completed and signed by the Member (as per the specimen signature registered with the Bank/Registrar and Transfer Agent (RTA)/Depository Participant). In case of joint-holding, this Form should be completed and signed by the first named Member and in his/her absence, by the next named Member.

iv.	In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of the relevant board resolution/appropriate authorisation with the specimen signature(s) of the authorised signatory(ies) duly certified/attested.

v.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than Friday, April 22, 2016, 5.00 p.m. (IST). All Postal Ballot Forms received after this date will be considered invalid. The Scrutinizer will submit the report to the Chairman of the Bank after completion of the scrutiny and the results of the Postal Ballot will be announced on Monday, April 25, 2016.

vi.	Incomplete, unsigned, incorrect, defaced or mutilated Postal Ballot Forms will be rejected. The Scrutinizer’s decision on the validity of a Postal Ballot Form will be final and binding.

vii.	Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed postage pre-paid self-addressed BRE, as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would not be considered and would be destroyed by the Scrutinizer.

viii.	The Bank is also offering e-voting facility as an alternate, for all its Members to enable them to cast their votes electronically instead of using the Postal Ballot Form. The detailed procedure for e-voting has been enumerated in the Notes to the Postal Ballot Notice dated March 10, 2016.

ix.	For every Folio No./DP ID/Client ID, there will be only one Postal Ballot Form/e-voting irrespective of the number of joint-holder(s). Voting rights in the Postal Ballot/e-voting cannot be exercised by a proxy.

x.	The voting rights of the Members shall be in proportion to their Equity Shares in the total paid-up Equity Share capital of the Bank as on March 11, 2016 subject to the provisions of the Banking Regulation Act, 1949.

xi.	Members can opt for only one mode of voting i.e. either by Postal Ballot or through e-voting. In case you are opting for voting by Postal Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Postal Ballot and e-voting, the votes cast through e-voting shall prevail and the votes cast through Postal Ballot Form shall be considered invalid.

xii.	In case of non-receipt of the Postal Ballot Form or for any query relating thereto, the Members may contact the Bank’s RTA, 3i Infotech Limited, Tower No. 5, 3rd floor, International Infotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, India or send an e-mail at investor@icicibank.com

Item 3

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone: 0265-3263701

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

Notice to American Depositary Shares (“ADS”) Holders

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank’s request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court’s judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: March 17, 2016	By:	/s/ Shanthi Venkatesan
Name: Ms. Shanthi Venkatesan
Title: Deputy General Manager